                                                     Tel-Aviv September 28, 2004

Dear Shareholder:

     You are cordially invited to attend the Company's Special Meeting of Shareholders to be held at 10:00 a.m., Israel time, October 21, 2004, at the Company's offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel-Aviv, Israel. At this meeting you will be asked to approve the investment by the Company of $6,666,667 in Jordan Valley Applied Radiation Ltd. and the execution, delivery and performance of the related shareholders agreement.

     For the reasons set forth in the accompanying Proxy Statement, the Board of 9Directors recommends that you vote "FOR" the resolution, specified on the enclosed form of proxy.

     We look forward to greeting those shareholders present at the meeting personally; however, whether or not you plan to be with us at the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided, at your earliest convenience, so that the proxy is received at the Company's offices no later than forty-eight hours before the meeting.

     Thank you for your cooperation.

                                Very truly yours,


              AMI EREL                               DORON BIRGER

 Chairman of the Board of Directors        President & Chief Executive Officer

                        ELRON ELECTRONIC INDUSTRIES LTD.
                NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

                                                                Tel-Aviv, Israel
                                                              September 28, 2004


     Notice is hereby given that a Special General Meeting of Shareholders (the "Special Meeting") of Elron Electronic Industries Ltd. (the "Company") will be held at the Company's offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel-Aviv, Israel, at 10 a.m., Israel time, on October 21, 2004. At the Special Meeting, the shareholders will be asked to approve the investment by the Company of $6,666,667 in Jordan Valley Applied Radiation Ltd. and the execution, delivery and performance of the related shareholders agreement.

     Shareholders of record at the close of business on September 27, 2004 are entitled to notice of, and to vote at, the Special Meeting. All shareholders are cordially invited to attend the Special Meeting in person.

     Shareholders who are unable to attend the Special Meeting in person are kindly requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. The Company must receive proxies at its office by 10:00 a.m., Israel time, on October 19, 2004. Shareholders may revoke their proxies by providing written notice to the Company no later than 48 hours prior to the Special Meeting. Shareholders who attend the Special Meeting may revoke their proxies and vote their shares in person.

     Joint holders of shares should take note that, pursuant to Article 56 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose, seniority will be determined by the order in which the names are listed in the Register of Shareholders.

     By Order of the Board of Directors,


AMI EREL                                  DORON BIRGER
Chairman of the Board of Directors        President & Chief Executive Officer

                        ELRON ELECTRONIC INDUSTRIES LTD.
                                3 Azrieli Center
                        The Triangle Building, 42nd Floor
                                Tel-Aviv, Israel


                                 PROXY STATEMENT

     This Proxy Statement is furnished to the holders of Ordinary Shares, NIS
0.003 nominal value (the "Ordinary Shares"), of Elron Electronic Industries Ltd. (the "Company" or "Elron") in connection with the solicitation by the Board of Directors of the Company of proxies for use at a Special General Meeting of Shareholders (the "Special Meeting") to be held on October 21, 2004, at 10:00 a.m., Israel time, or at any adjournment thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders. It is proposed that, at the Special Meeting, the Shareholders approve the investment by the Company of $6,666,667 in Jordan Valley Applied Radiation Ltd. and the execution, delivery and performance of the related shareholders agreement.

     A form of proxy for use at the Special Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof, by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the Special Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy properly executed and received by the Company at least 48 hours prior to the Special Meeting will be voted in favor of all the matters to be presented at the Special Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will not be considered to have been voted. Although abstentions are taken into account to determine if a quorum is present, broker non-votes are not.

     Proxies for use at the Special Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on September 27, 2004 will be entitled to a notice of and to vote at the Special Meeting. Proxies are being mailed to shareholders on or about September 28 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact. The Company will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

     On September 1, 2004, the Company had issued and outstanding 29,356,707 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Special Meeting. No less than two shareholders holding one-third of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Special Meeting.



               INVESTMENT IN JORDAN VALLEY APPLIED RADIATION LTD.
    On August 10, 2004, the Company signed a definitive agreement to invest $6,666,667 in Jordan Valley Applied Radiation Ltd. ("Jordan Valley"), a private Israeli company, engaged in developing solutions for advanced in-line thin film metrology for the semiconductor industry (the "Transaction").

     Jordan Valley is currently 54% owned (indirectly) by Clal Industries and Investments Ltd. ("CII") on a fully diluted basis. CII as well as the Company's controlling shareholder, Discount Investment Corporation Ltd. ("DIC"), are subsidiaries of IDB Development Corporation Ltd. ("IDBD"). Isaac Mazor, Chief Executive Officer and founder of Jordan Valley, currently holds (together with first degree family members) approximately 27% of Jordan Valley. Mr. Mazor also holds approximately 20.5% of Dekel Advanced Technology Industries Ltd., a company which holds approximately 35.9% of Semiconductor Engineering Laboratories Ltd. (SELA), an indirectly-owned subsidiary of the Company.

     The Transaction is being brought before the shareholders for their approval as it may be deemed to be an "extraordinary transaction" under the Israeli Companies Law, 1999 ("Companies Law") by the Company with another entity, in which a "Controlling Person" of the Company as defined in the Companies Law, has a personal interest. For the purposes of the Transaction, IDBD is deemed to be the "Controlling Person". Under the Companies Law, the Transaction requires the approval of the Company's Audit Committee, Board of Directors and shareholders in a general meeting.

     The Company has obtained all factual information set forth herein concerning Jordan Valley directly from Jordan Valley. Although the Company has no information which would lead it to believe that this information is not accurate in all material respects, the Company does not warrant the accuracy or completeness of this information.

     Jordan Valley provides metrology solutions for thin films based on rapid, non-contacting and non-destructive x-ray technology. Semiconductor manufacturers worldwide use Jordan Valley's metrology solutions for front-end and back-end applications, including development of current-and next-generation thin films. Marketing, applications, and customer support services are headquartered in Austin, Texas. Research, development, and manufacturing are based in Migdal Ha'Emek, Israel. Additional marketing and customer support is located in Asia and Europe. Most of Jordan Valley's sales are outside Israel. Jordan
Valley employs approximately 75 employees, in Israel and in the United States.

     Jordan Valley's total assets, amounted to approximately NIS16 million (approximately $3.6 million) as of December 31, 2003 and approximately NIS21 million (approximately $4.7 million) as of June 30, 2004. These assets are used for development, manufacturing and marketing of metrology equipment for the semiconductor market and the manufacture and marketing of equipment for the analytical market.

     Jordan Valley's total liabilities, as of December 31, 2003 amounted to approximately NIS33 million (approximately $7.3 million) of which approximately NIS16 million (approximately $3.6 million) represented outstanding loans granted to Jordan Valley by CII. As of June 30, 2004, Jordan Valley's total liabilities amounted to approximately NIS41 million (approximately $9.1 million) of which approximately NIS19 million (approximately $4.2 million) represented outstanding loans granted to Jordan Valley by CII. The Jordan Valley shareholders deficiency as of December 31, 2003 amounted to NIS17 million (approximately $3.8 million) and as of June 30, 2004 amounted to NIS19 million (approximately $4.2 million).

    Set forth below are the results of operations of Jordan Valley for the financial years ending December 31, 2002 and 2003 and the first 6 months of 2004:

                                             2002                        2003                        1-6/2004
                                      In NIS (millions)            In NIS (millions)            In NIS (millions)
                                              (1)                         (1)                           (2)
Sales
Semiconductor Market                          9                            9                            11
Analytical Market                             6                            6                            3
Total                                         15                          15                            14
                                              --                          --                            --

Operating Loss
Semiconductor Market                         (12)                         (9)                          (1)
Analytical Market                            (1)                          (1)                           0
Total                                        (13)                        (10)                          (1)
                                             ----                        ----                          ---

(1) Adjusted to the Israeli Consumer Price Index as of December 2003.
(2) Nominal.

                                             2002                         2003                       1-6/2004
Backlog as of the end of the             In US Dollars                In US Dollars               In US Dollars
relevant period with                       (millions)                  (millions)                   (millions)
respect to the year
following.
Semiconductor Market                         0.0                          2.8                         5.1
Analytical Market                            0.3                          0.2                         0.5
Total                                        0.3                          3.0                         5.6
                                             ---                          ---                         ---

     Notes:

     (a) Jordan Valley's financial statements do not include reporting based on segments. The division between segments shown above is based on internal management reports. The total sales and operational results reflect the reviewed financial data of Jordan Valley for the period ending June 30, 2004 and the audited financial data of Jordan Valley for the periods ending December 31, 2002 and 2003 respectively, in each case prepared in accordance with Israeli generally accepted accounting principles.

     (b) Towards the end of 2003, Jordan Valley completed the development of a product designated for the semiconductor market. The market penetration of the product together with the improvement in the semiconductor market led to an increase in sales and the improvement of Jordan Valley's results of operations.

     Under the terms of the Transaction, the Company will invest $6,666,667 based on an initial pre-money valuation of Jordan Valley of $20 million (following conversion of certain loans by CII as detailed below) ("Interim Pre-Money Valuation"), in consideration for convertible Series A Preferred Shares of Jordan Valley representing 25% of the share capital of Jordan Valley, on a fully diluted basis. As a result of the Company's investment and following the conversion of certain loans by CII as detailed below, CII's holding in Jordan Valley shall decrease from 54% to approximately 40% on a fully diluted basis. The final pre-money valuation of Jordan Valley for the purposes of the Company's investment ("Final Pre-Money Valuation") and, accordingly, the Company's ownership interest, may be adjusted as follows:

          (i) If Jordan Valley's revenues from sales of capital equipment for the Semiconductor market (as calculated according to the investment agreement) ("Qualified Revenues") for the 12 month period ending June 30, 2005 ("Revenue Period") multiplied by two and a half (the "Multiple") exceeds $20 million, the Interim Pre-Money Valuation will be increased by such excess. According to the investment agreement, Qualified Revenues shall be calculated based upon the delivery of the said equipment after acceptance at Jordan Valley's factory and provided that collectibility is reasonably assured. (According to Jordan Valley, the revenues from sales set forth in the table above are not substantially different from revenues for the same periods calculated on this basis).

          (ii) If the Qualified Revenues for the Revenue Period times the Multiple is less than $20 million, the Interim Pre-Money Valuation will be reduced by such shortfall.

          (iii) The Interim Pre-Money Valuation shall be further (a) reduced by the amount by which the monetary value of Jordan Valley's firm orders for capital equipment for the semiconductor market as of June 30, 2005 for the 12 month period ending on June 30, 2006 is less than 50% of the Qualified Revenues during the Revenue Period or (b) increased by the amount by which the monetary value of Jordan Valley's firm orders for capital equipment for the semiconductor market as of June 30, 2005 for the 12 month period ending on June 30, 2006 exceeds 50% of the Qualified Revenues recorded during the Revenue Period. In any event such increase shall not exceed the amount representing 50% of the Qualified Revenues during the Revenue Period.

          (iv) In addition, the Final Pre-Money Valuation shall be increased by the amount of revenues deriving from Jordan Valley's sales equipment for the Analytical market during the Revenue Period up to a maximum of $1 million.

     Notwithstanding the foregoing adjustment provisions, the Final Pre-Money Valuation for the purposes of the Company's investment (following conversion of certain loans by CII as detailed below) shall not exceed $30 million and shall not be less than $10 million. As a result of the above described adjustments, the Company's holding in Jordan Valley based on the Final Pre-Money Valuation may range from between approximately 18% to 40% on a fully diluted basis, without taking into account the Company's and CII's options described below.

     If as a result of any adjustment, the Company's ownership interest falls below 25%, the Company has an option to increase its holdings to 25% at a price based on the Final Pre-Money valuation. If the Final Pre-Money Valuation is determined to be $30 million, CII has an option to make an additional investment in Series A Preferred Shares of Jordan Valley up to an amount permitting CII to maintain the 8.44% interest represented by the conversion of a portion of its loans to Jordan Valley as detailed below provided that the Company's holding in Jordan Valley as a result of the exercise of its option and the exercise by CII of CII's option shall not be diluted below 25% on a fully diluted basis.

     The Series A Preferred Shares to be issued to the Company shall have voting rights equal to those of the Ordinary Shares of Jordan Valley, however, the Series A Preferred Shares shall have preference over the existing share capital of Jordan Valley in the distribution of dividends or proceeds upon liquidation, merger or sale of Jordan Valley. In addition, the Company shall have other customary rights, powers and privileges granted to holders of preferred shares. These include protective rights against (i) any variation of Jordan Valley's governing documents in a manner which materially adversely affects the rights, powers or privileges of the Series A Preferred Shares except if done within the framework of a new investment in Jordan Valley or in a manner that affects all classes of shares proportionately or (ii) any change to the rights, powers and privileges of the Series A Preferred Shares. In addition, the Series A Preferred Shares are afforded full anti-dilution protection on a "full ratchet" basis for two years following the closing of the Transaction and thereafter partial anti-dilution protection on a "weighted average" basis, in the event that Jordan Valley issues additional shares at a per share price lower than the price per share determined for the purpose of the Final Pre-Money Valuation.

     As part of the Transaction, the Company will enter into a shareholders agreement with CII and other shareholders of the Company relating to customary shareholder rights including the right to receive information from Jordan Valley, preemptive rights, registration rights applicable to registration of Jordan Valley's shares on any of the U.S. stock exchanges, restrictions on the transfer of shares (right of first refusal, co-sale rights) and forced sale of minority shareholdings. Provisions of the shareholders agreement relating to preemptive rights, rights of first refusal, co-sale rights, forced sales, and related party transactions (described below) shall not be amended without the consent of CII as long as it holds at least 10% of Jordan Valley's issued and outstanding share capital, the Company as long as it holds at least 10% of Jordan Valley's issued and outstanding share capital, and other shareholders holding at least 5% of Jordan Valley's issued and outstanding share capital. In addition, for as long as CII and the Company are under common control, as such term is defined by the Israel Securities Law, 1968, and as long as the Company or CII hold at least 10% of Jordan Valley's issued and outstanding share capital, any related party transaction considered to be an "extraordinary transaction" as defined in the Companies Law, between Jordan Valley and only the Company and/or CII, shall require affirmative approval of the holders of at least 5% of Jordan Valley's issued and outstanding share capital (excluding the Company and CII) or, as the case may be, the affirmative vote of a board member not nominated by the Company or CII.

     The Board of Directors of Jordan Valley will consist of up to seven directors with each 15% shareholding entitling the shareholder to appoint one director. Notwithstanding the foregoing, for as long as CII holds 40% of Jordan Valley, it shall be entitled to appoint three directors, for as long as the Company holds 25% of Jordan Valley, it shall be entitled to appoint two directors and for as long as Isaac Mazor holds 11% of Jordan Valley, he shall be entitled to appoint one director.

     Prior to the Transaction, CII had advanced loans to Jordan Valley in the total amount of $3,750,000 plus accrued interest at rates of 5% or 8%, per annum amounting to approximately $577,000 as of September 20, 2004. As part of the Transaction, these loans will be converted/repaid in the following manner:

          (i) 2,250,000 will be automatically converted into Series A Preferred Shares of Jordan Valley on the same terms as the Company's investment representing 8.44% of Jordan Valley on a fully diluted basis;

          (ii) $800,000 will be immediately repaid by Jordan Valley to CII at the closing of the Transaction;

          (iii) Accrued interest from the date of the grant of each of the loans until the closing of the Transaction will be immediately repaid by Jordan Valley to CII at the closing of the Transaction; and

          (iv) $700,000 shall remain as a loan to Jordan Valley accrueing interest at the rate of 5% per annum (compounded annually) and shall only be repaid at the end of each quarter in which Jordan Valley has shown operating profits commencing at the end of the first such quarter, and such repayments shall be in amounts of 50% of the operating profit shown.

     Jordan Valley will indemnify the Company for damages or losses caused by any misrepresentation or breach of warranty, subject to certain limitations prescribed in the investment agreement.

     The Transaction is subject to certain conditions precedent set forth in the investment agreement including receipt of certain regulatory approvals and the approval of the shareholders of the Company, CII and Jordan Valley. If the closing of the Transaction does not take place on or before December 30, 2004, then the investment agreement shall terminate.

     The investment in Jordan Valley by the Company is consistent with the Company's strategy of investing in Israel-related technologies focusing on specific fields including the semiconductor industry. The Audit Committee and the Board of Directors have unanimously approved this transaction. Four out of the eleven members of our Board of Directors, namely Messrs. Ami Erel, Dori Manor, Avi Fischer and Oren Lieder may be deemed to have a personal interest in the Transaction by virtue of their positions as directors and/or officers of DIC and/or CII and/or IDBD and/or IDBH, as a result of which none of them were present during the Audit Committee's or Board of Directors' deliberations or vote with respect to the Transaction.

     It is proposed that at the Special Meeting, the following Resolution be adopted:

    "RESOLVED, that the investment by the Company of $6,666,667 in Jordan Valley Applied Radiation Ltd., substantially on the terms and conditions as described in the Company's Proxy Statement, dated September 28, 2004 and the Company's execution, delivery and performance of the related shareholders agreement be, and hereby is, approved and ratified."

     The affirmative vote of shareholders represented at the Special Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast is necessary for the approval of the proposed Resolution. Since the proposed investment in Jordan Valley may be deemed to be an extraordinary transaction with another entity in which a "Controlling Person" in the Company has a personal interest, the approval of the resolution will require that either: (i) the majority of shares voting at the Special Meeting includes at least one third (1/3) of the shares of shareholders who do not have a personal interest in the approval of the resolution and who are present and voting in person or by proxy, at the Special Meeting (without taking into account abstentions); or (ii) the total number of shares voted against the proposal by shareholders without a personal interest does not exceed one percent (1%) of the aggregate voting rights in the Company.

     The Audit Committee and the Board of Directors recommend a vote FOR approval of this proposed Resolution.

                       BENEFICIAL OWNERSHIP OF SECURITIES
                   BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

       The following table sets forth, as of September 1, 2004, unless otherwise specified, the number of Ordinary Shares owned by all shareholders known to us to own more than 5% of our Ordinary Shares and by all officers and directors as a group:

                                                             Number of                     Percent of
Name and Address                                             Ordinary Shares               Ordinary Shares
----------------                                             ---------------               ---------------
Discount Investment Corporation Ltd. (1)                     13,443,658                    45.80%
  Tel Aviv, Israel
Bank Leumi Group (2)                                         2,112,306                     7.20%
  Tel Aviv, Israel
Bank Hapoalim Group (3)                                      1,671,556                     5.69%
   Tel Aviv, Israel
Clal Insurance Group (4)*                                    486,782                       1.66%
    Tel Aviv, Israel
All Officers & Directors as a group (5)                      245,755                       0.84%

  * less than 5%

(1) IDB Holding Corporation Ltd. ("IDBH") is the parent of IDBD, which, in turn, is the parent of DIC and Clal Insurance Enterprise Holdings Ltd. ("Clal"). IDBH, IDBD, DIC and Clal are public companies traded on the Tel Aviv Stock Exchange.

Since May 19, 2003, approximately 51.7% of the outstanding share capital of IDBH has been owned by a group comprised of: (i) Ganden Investments I.D.B. Ltd. ("Ganden Investments"), a private Israeli company controlled by Nochi Dankner and his sister, Shelly Bergman, which holds 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments-IDB Ltd. ("Manor Investments"), a private Israeli company controlled by Ruth Manor, which hold 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd. ("Livnat Investments"), a private Israeli company controlled by Avraham Livnat which holds 10.34% of the equity of and voting power in IDBH. Ganden Investments, Manor Investments and Livnat Investments, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023.

In addition, another private Israeli company controlled by Nochi Dankner and his sister, Shelly Bergman, which is the parent company of Ganden Investments, holds approximately 0.17% of the equity and voting power of IDBH. Shelly Bergman holds approximately 5.7% of the equity of and voting power in IDBH. Another private Israeli company controlled by Ruth Manor, which is the parent company of Manor Investments, holds approximately 0.04% of the equity and voting power in IDBH and another private Israeli company controlled by Avraham Livnat, which is the parent company of Livnat Investments, holds approximately 0.04% of the equity and voting power in IDBH.

Nochi Dankner is Chairman of IDBH, IDBD and DIC and a director of Clal. Shelly Bergman and Zvi Livnat are directors of each of IDBH, IDBD and DIC. Isaac Manor (the husband of Ruth Manor) is a director of IDBH, IDBD, DIC and Clal and Dori Manor (the son of Isaac and Ruth Manor) is a director of IDBH, IDBD, DIC and the Company.

(2) The Bank Leumi Group is comprised of the holdings of mutual and provident funds that are controlled by Bank Leumi. As of September 1, 2004, the State of Israel held approximately 36.85% of the outstanding shares of Bank Leumi. The balance of the shares of Bank Leumi were held as follows:(i) Shlomo Eliahu Holdings Ltd. and affiliated companies held approximately 10% of Bank Leumi's shares; (ii) mutual funds of the Bank Hapoalim group held approximately 5.76% of Bank Leumi's shares; and (iii) the public held the remainder of Bank Leumi's shares.

(3) The Bank Hapoalim Group is comprised of the holdings of mutual and provident funds that are controlled by Bank Hapoalim B.M. As of September 1, 2004, the shares of Bank Hapoalim are held by Arison Holdings (1998) Ltd. which holds 20.69%, Israel Salt Industries (1998) Ltd. which holds 10.93%, the public which holds 55.55% and other shareholders each holding less than 5%.

(4) The Clal Insurance Group is comprised of Clal and its subsidiary companies, which are deemed to be major shareholders. Clal is majority owned by IDBD, the parent company of DIC, which is a controlling shareholder of the Company. The other major shareholder of Clal is Bank Hapoalim, which holds approximately 17.92% of Clal's shares. None of the remaining shareholders of Clal holds more than 5% of its shares.

(5) This amount includes 244,515 shares underlying options that are currently exercisable or that will become exercisable within 60 days of September 1, 2004. This amount does not include any shares that may be deemed to be beneficially owned by directors who are affiliated with DIC.

Except as described in this Proxy Statement, the Board of Directors is not aware of any matter that is going to be proposed at the Special Meeting.


                      By Order of the Board of Directors,


  AMI EREL                                  DORON BIRGER

  Chairman of the Board of Directors        President & Chief Executive Officer

Dated: September 28, 2004

                                   Appendix 1


                        ELRON ELECTRONIC INDUSTRIES LTD.
                 THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS
                     FOR THE SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON OCTOBER 21, 2004

The undersigned hereby constitutes and appoints DORON BIRGER and PAUL WEINBERG and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of ELRON ELECTRONIC INDUSTRIES LTD. (the "Company"), standing in the name of the undersigned at the close of business on September 27, 2004 at the Special General Meeting of Shareholders of the Company to be held at the offices of the Company at 3 Azrieli Center, The Triangle Building, 42nd Floor, Tel-Aviv, Israel, on October 21, 2004, at 10:00, Israel time and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows:


1. Approval of the investment by the Company of US$6,666,667 in Jordan Valley Applied Radiation Ltd and the Company's execution, delivery and performance of the related shareholders agreement.

            [ ] FOR             [ ] AGAINST            [ ] ABSTAIN

      Under the Companies law, 1999 you are required to indicate whether or not you have a personal interest in the resolution described in proposal 1 which shall include the personal interest of any of your relatives or any entity in which you or any of your relatives:

      o holds 5% or more of the issued and outstanding share capital or voting rights, or

      o has the power to appoint one or more directors or a general manager (which in Israel is the equivalent of a president in the United States), or

      o  is a director or a general manager.

      An interest resulting merely from the holding of a company's shares shall not be deemed to be a personal interest.

      PLEASE STATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION DESCRIBED IN THIS PROPOSAL 1.

                               [ ] YES         [ ] NO

         IF YOU FAIL TO INDICATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION DESCRIBED IN THIS PROPOSAL 1, YOUR SHARES WILL NOT BE VOTED AND YOUR VOTE WILL NOT BE COUNTED FOR THIS RESOLUTION.

The shares represented by the Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted "FOR" in all Proposals listed above.


                               Dated:                            , 2004
                                    -----------------------------

                               -----------------------------------------

                               -----------------------------------------

                               IMPORTANT: Please sign exactly as name
                               appears at the left. Each joint owner
                               should sign. Executors, administrators,
                               trustees, etc. should indicate the
                               capacity in which they sign.